UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Sitestar Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

82980W101

(CUSIP Number)

Steven L. Kiel

Arquitos Capital Partners, LP

4910 Sunset Lane

Annandale, VA 22003

(571) 766-8089

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82980W101	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arquitos Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,734,145
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,734,145

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,734,145
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 82980W101	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arquitos Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,734,145
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,734,145

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,734,145
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 82980W101	13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven L. Kiel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,734,145
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,734,145

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,734,145
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 82980W101	13D	Page 5 of 6 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Sitestar Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7109 Timberlake Rd., Suite 201, Lynchburg, VA 24502.

Item 2. Identity and Background.

a.	This Schedule 13D is being filed by (i) Arquitos Capital Partners, LP, (ACP) a Delaware limited partnership (ii) Arquitos Capital Management, LLC, (ACM) a Virginia limited liability company, and (iii) Steven L. Kiel. These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons". ACP has the power to dispose of and the power to vote the shares beneficially owned by it, which may be exercised by its general partner, ACM. Steven Kiel directs ACM’s operations. Neither Steven Kiel nor ACM directly own any shares.
b.	The principal business address of each Reporting Person is 4910 Sunset Lane, Annandale, VA 22003.
c.	Arquitos Capital Partners, LP is a limited partnership engaged in the business of securities analysis and investment. Arquitos Capital Partners, LP may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest. The principal business of Arquitos Capital Management, LLC is to act as the general partner to Arquitos Capital Partners, LP. Steven L. Kiel is the managing member.
d.	Not applicable
e.	Not applicable
f.	Arquitos Capital Partners, LP is organized under the laws of Delaware. Arquitos Capital Management, LLC is organized under the laws of Virginia. Steven L. Kiel is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,734,145 Shares owned directly by Arquitos Capital Partners, LP is approximately $139,657, including brokerage commissions. The Shares owned directly by Arquitos Capital Partners, LP were acquired with the working capital of Arquitos Capital Partners, LP.

Item 4.  Purpose of Transaction.

The shares of Common Stock covered by this Schedule 13D were acquired by Reporting Persons for investment purposes in the ordinary course of business. The Reporting Persons are engaged in the business of securities analysis and investment. The Reporting Persons seek to meet with Sitestar management to discuss one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, plans or proposals to change the makeup of the board, and restructuring the company's capitalization or dividend policy. However, no Reporting Person has, at present, any specific plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.  Interest in Securities of the Issuer.

As of April 16, 2014, 74,085,705 shares of Sitestar’s Common Stock were outstanding (as disclosed in Sitestar’s most recent Form 10-K dated April 15, 2014). The aggregate number and percentage of Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this Schedule 13D.

The number of shares of Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by each Reporting Person during the past 60 days are set forth in Exhibit A and were all effected in broker transactions. Each Reporting Person specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 82980W101	13D	Page 6 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Transactions in the Shares of the Issuer by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2014

Arquitos Capital Partners, LP
By: Arquitos Capital Management, LLC
its general partner

/s/ Steven L. Kiel
Name: Steven L. Kiel
Title: Managing Member

Arquitos Capital Management, LLC

/s/ Steven L. Kiel
Name: Steven L. Kiel
Title: President

/s/ Steven L. Kiel
Steven L. Kiel, individually

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).